# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CCSC Technology International Holdings Limited, CIK 0001931717
CUSIP: G1993R100
Title of class of securities: Class A ordinary shares, par value $0.0005 per share
Address of issuer's principal executive offices: 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Honduras (K2), 999077
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002057341

## Reporting persons
- SKY INTERCONNECT GLOBAL LIMITED: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 566,000; sole dispositive power 0; shared dispositive power 566,000; aggregate amount beneficially owned 566,000 (8.6% of the class)
  Comment: * Represents 566,000 Class A ordinary shares directly held by SKY INTERCONNECT GLOBAL LIMITED as of December 31, 2024.
  
  ** Percentage of class is calculated based on 6,581,250 Class A ordinary shares outstanding as of December 31, 2024.
- Lu-Ming Peng: type of reporting person: individual (IN); citizenship or place of organization: Taiwan (F5); sole voting power 0; shared voting power 566,000; sole dispositive power 0; shared dispositive power 566,000; aggregate amount beneficially owned 566,000 (8.6% of the class)
  Comment: * Represents 566,000 Class A ordinary shares directly held by SKY INTERCONNECT GLOBAL LIMITED as of December 31, 2024. Lu-Ming Peng is the sole shareholder and director of SKY INTERCONNECT GLOBAL LIMITED, therefore is deemed to beneficially own the shares held by SKY INTERCONNECT GLOBAL LIMITED.
  
  * Percentage of class is calculated based on 6,581,250 Class A ordinary shares outstanding as of December 31, 2024.

## Item 1. Issuer
Name of issuer: CCSC Technology International Holdings Limited
Address of issuer's principal executive offices: 1301-03, 13/f Shatin Galleria, 18-24 Shan Mei St, Fotan, Shatin, Hong Kong

## Item 2. Person Filing
Name of person filing:
SKY INTERCONNECT GLOBAL LIMITED,
Lu-Ming Peng

The shares reported herein are directly held by SKY INTERCONNECT GLOBAL LIMITED. Lu-Ming Peng is the sole shareholder and director of SKY INTERCONNECT GLOBAL LIMITED. Accordingly, Lu-Ming Peng is deemed to beneficially own the securities of the Issuer held by SKY INTERCONNECT GLOBAL LIMITED.
Address of principal business office or, if none, residence:
Address of SKY INTERCONNECT GLOBAL LIMITED: 6F.-5, No. 500, Sec. 4, Jhongsiao East Road, Xinyi District, Taipei City, Taiwan

Business address of Lu-Ming Peng: 6F.-5, No. 500, Sec. 4, Jhongsiao East Road, Xinyi District, Taipei City, Taiwan
Citizenship:
SKY INTERCONNECT GLOBAL LIMITED: British Virgin Islands

Lu-Ming Peng: Taiwan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Percent of class: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
1 Joint Filing Agreement

## Signatures
- SKY INTERCONNECT GLOBAL LIMITED: /s/ Lu-Ming Peng, Lu-Ming Peng/Director (02/20/2025)
- Lu-Ming Peng: /s/ Lu-Ming Peng, Lu-Ming Peng (02/20/2025)
Comment: The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.